                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of November 2002
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                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F _____
                                        -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____  No  X
                                                -

                         Conversion of Convertible Bonds

On November 25, 2002, Kookmin Bank announced that Goldman Sachs & Co. notified Kookmin Bank of its request to convert the convertible bonds, which Goldman Sachs Capital Shilla, Ltd. holds, into common shares.

Upon this conversion, the paid in capital and capital reserves of Kookmin Bank will be increased to 1,641,293 million Won and 5,687,792 million Won, respectively.

Details for the conversion request is as follows.

 .    Request date                          November 25, 2002

 .    Subject bonds                         Subordinated convertible bonds

 .    Principal amount                      US$200 million

 .    Conversion price                      22,124 Won per share

 .    Number of shares to be issued         10,581,269 common shares

 .    Expected listing date                 December 6, 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Kookmin Bank
                                    ----------------------------------
                                    (Registrant)



     Date: November 25, 2002        By: /s/ Jong-Kyoo Yoon
                                    ----------------------------------
                                    (Signature)
                                    Name:  Jong-Kyoo Yoon
                                    Title: Executive Vice President &
                                           Chief Financial Officer